UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2015

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company of Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) nº 90.400.888/0001-42

Company Registration (“NIRE”) 35.300.332.067

MATERIAL FACT

Banco Santander (Brasil) S.A. hereby informs the market, following the information already published in its financial statements, that the Federal Supreme Court, in its plenary session held on May 28, 2015, has unanimously dismissed the Extraordinary Appeal lodged by the Federal Prosecution Service in relation to COFINS –Social Security Funding Contribution (Law no. 9.718/98) which aimed to change a ruling favorable to Banco Santander (Brasil) S.A. handed down by the Regional Federal Court.

In the light of this ruling by the Federal Supreme Court, Banco Santander (Brasil) S.A. shall revert the provisions allocated to cover legal contingencies for COFINS. The provisions are estimated to be BRL 4.8 billion net of tax.

Banco Santander (Brasil) S.A. also states that it will allocate complementary provisions of BRL 1.6 billion net of tax with the purpose of strengthening its balance sheet.

The aforementioned accounting effects shall be included in the financial statements as of June 30, 2015.

São Paulo, June 3rd, 2015.

Angel Santodomingo Martell

Investors Relation Officer

Banco Santander (Brasil) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: June 3, 2015

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer